SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                TELE DANMARK A/S
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    ORDINARY SHARES, NOMINAL VALUE DKK 5 EACH
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      NONE
               (CUSIP for American Depositary Shares evidenced by
    American Depositary Receipts (representing Ordinary Shares) is 879242105)
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Wayne A. Wirtz
                             SBC Communications Inc.
                                175 East Houston
                              San Antonio, TX 78205
                                 (210) 351-3736
--------------------------------------------------------------------------------
                (Name and Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 8, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------
CUSIP NO.  879242105                 13D                      PAGE 2 OF 15 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                            SBC COMMUNICATIONS INC.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                43-1301883
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                           90,000,000
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                      90,000,000

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                        90,000,000

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (9) EXCLUDES CERTAIN SHARES                                      [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    41.6%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                                HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  879242105                 13D                      PAGE 3 OF 15 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                              AMERITECH CORPORATION
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                36-3251481
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                           90,000,000
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                      90,000,000

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                        90,000,000

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (9) EXCLUDES CERTAIN SHARES                                      [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    41.6%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                               CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  879242105                 13D                      PAGE 4 OF 15 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      AMERITECH INTERNATIONAL, INC.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                36-3707086
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                           90,000,000
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                      90,000,000

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                        90,000,000

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (9) EXCLUDES CERTAIN SHARES                                      [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    41.6%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

2
--------------------------------------------------------------------------------
CUSIP NO.  879242105                 13D                      PAGE 5 OF 15 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON        AMERITECH INTERNATIONAL DENMARK CORPORATION
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                36-4202222
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                           90,000,000
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              ------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                      90,000,000

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                        90,000,000

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (9) EXCLUDES CERTAIN SHARES                                      [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    41.6%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  879242105                 13D                      PAGE 6 OF 15 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              AMERITECH DENMARK FUNDING CORPORATION
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               36-4221487
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                           90,000,000
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                      90,000,000

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                        90,000,000

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (9) EXCLUDES CERTAIN SHARES                                      [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    41.6%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  879242105                 13D                      PAGE 7 OF 15 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 AMERITECH DENMARK HOLDINGS, L.L.C.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                           90,000,000
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                      90,000,000

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                        90,000,000

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (9) EXCLUDES CERTAIN SHARES                                      [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    41.6%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  879242105                 13D                      PAGE 8 OF 15 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      AMERITECH LUXEMBOURG S.A.R.L.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Luxembourg
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                           90,000,000
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                      90,000,000

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                        90,000,000

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (9) EXCLUDES CERTAIN SHARES                                      [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    41.6%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

ITEM 1.      SECURITY AND ISSUER

         This statement relates to Ordinary Shares, nominal value of 5 Danish Kroner ("DKK") (the "Shares"), of Tele Danmark A/S, a company limited by shares and organized under the laws of the Kingdom of Denmark (the "Company"). The Ordinary Shares trade on the New York Stock Exchange in the form of American Depository Shares each representing the right to one Ordinary Share ("ADS"). The principal executive office of the Company is Tele Danmark A/S, Kannikegard 16, 8000 Aarhus C, Denmark.



ITEM 2.      IDENTITY AND BACKGROUND

(a) and (b)

         SBC Communications Inc. is a Delaware corporation ("SBC"), with its principal office and principal place of business at 175 E. Houston, San Antonio, Texas 78205-2233. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of SBC. SBC is a communications holding company whose subsidiaries and affiliates provide communications services, including landline and wireless telecommunications services and equipment, directory advertising, publishing services, and Internet access services.

         Ameritech Corporation ("Ameritech") is a Delaware corporation and a wholly-owned subsidiary of SBC with its principal office and principal place of business at 30 South Wacker Drive, Chicago, Illinois 60606. Ameritech provides communications services, including local and long distance telephone, cellular, paging, directory advertising, security monitoring, cable TV, electronic commerce and on-line services.

         Ameritech International, Inc. ("Ameritech International") is a Delaware corporation and a wholly-owned subsidiary of Ameritech with its principal office and principal place of business at 255 West Randolph Street, Chicago, Illinois 60606. Ameritech International provides a wide range of communications services outside of the United States.

         Ameritech International Denmark Corporation ("AIDC") is a Delaware corporation and a wholly-owned subsidiary of Ameritech International with its principal office and principal place of business at 255 West Randolph Street, Chicago, Illinois 60606. AIDC provides a wide range of communications services.

         Ameritech Denmark Funding Corporation ("ADFC") is a Delaware corporation. All of the common stock of ADFC is owned by AIDC. ADFC also has outstanding shares of Stated Rate Auction Preferred Stock, Series A, Series B, Series C and Series D, which are held by institutional third party investors. ADFC invests in telecommunications businesses and other investments. The address of its principal office and principal place of business is 30 South Wacker Drive, Chicago, Illinois 60606.

         Ameritech Denmark Holdings, L.L.C. ("ADH-LLC") is a Delaware limited liability company. The Class A Membership Interest in ADH-LLC is owned by ADFC and the Class B Membership Interest in ADH-LLC is owned by AIDC. ADH-LLC invests in telecommunications businesses and other investments. The address of its principal office and principal place of business is 30 South Wacker Drive, Chicago, Illinois 60606. ADH-LLC owns all of the outstanding share capital of Ameritech Luxembourg S.a.r.l., a limited liability company organized under the laws of Luxembourg ("Ameritech Luxembourg").

         Ameritech Luxembourg is a Luxembourg limited liability company and a wholly-owned subsidiary of AIDC with its principal office and principal place of business at 15, rue de la Chapelle, L-1325, Luxembourg. Ameritech Luxembourg provides a wide range of communication services and manages Danish communication holdings in Luxembourg.

         Ameritech, Ameritech International, AIDC, ADFC, ADH-LLC, and Ameritech Luxembourg are collectively referred to as the "Ameritech Entities."

(c) Per Instruction C, the name, business address, and principal occupation of each executive officer and director of SBC is set forth in Exhibit I hereto and incorporated herein by reference.

(d) During the last five years, neither SBC nor the Ameritech Entities, nor, to the best of their knowledge, any of their directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither SBC nor the Ameritech Entities, nor, to the best of their knowledge, any of their executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) SBC and all of the Ameritech Entities, except for Ameritech Luxembourg, are incorporated in the State of Delaware. Ameritech Luxembourg is incorporated in the country of Luxembourg. Each executive officer and director of SBC is a citizen of the United States except for SBC director Carlos Slim Helu, who is a citizen of Mexico.



ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Ameritech originally purchased its interest in the Company pursuant to a Share Disposition and Purchase Agreement dated as of October 27, 1997 by and among the Minister of Research and Information Technology acting on behalf of the Kingdom of Denmark (the "Kingdom"), the Company and Ameritech (the "Share Agreement"), for an aggregate purchase price of DKK 21,150,000,000.00 (the "Purchase Price" for the "Sale Shares"). Ameritech paid the Purchase Price from working capital and from long and short term borrowings.

         Ameritech Luxembourg was acquired by AIDC on January 5, 1998 for 500,000 Luxembourg Francs ("LUF") for the purpose of managing Danish telecommunications operations and investments in Luxembourg. Pursuant to the Share Agreement, Ameritech authorized Ameritech Luxembourg to acquire 4,500,000 A Shares of Tele Danmark ("A Shares"). (As of June 1, 1998, the A Shares were converted into Ordinary Shares.) AIDC increased its investment in Ameritech Luxembourg with a $10,000,000 capital contribution on January 13, 1998. AIDC received the $10,000,000 as a capital contribution from Ameritech International, which borrowed the $10,000,000 from Ameritech pursuant to intercompany loans.

         On January 12, 1998 (the "Closing Date") pursuant to the Share Agreement, the Kingdom sold to Ameritech Luxembourg, 4,500,000 A Shares at a purchase price of 4,700.00 DKK per A Share for an aggregate purchase price of DKK 21,150,000,000.00. The Purchase Price was paid in full on the Closing Date by the issuance and delivery of a non-interest bearing promissory demand note (the "Demand Note") from Ameritech Luxembourg guaranteed by Ameritech. On January 20, 1998, the Demand Note was paid in full by the wire transfer of 5,555,993,380.00 Deutsche Marks ("DM") to the Kingdom by Ameritech Luxembourg. Ameritech Luxembourg paid the Purchase Price with the proceeds from borrowings as described below.

         To pay for the demand Note, Ameritech Luxembourg borrowed $3,121,000,000 from AIDC pursuant to two loan agreements entered into on January 15, 1998. One loan agreement is in the amount of $2,664,000,000 for a two year period with interest payable on December 31st of each year at the rate of 5% per annum. The second loan is in the amount of $457,000,000 for a two year period and does not bear interest. AIDC received the $3,121,000,000 as a capital contribution from Ameritech International on January 14, 1998. Ameritech International's capital contribution came from borrowing $156,000,000 from Ameritech Corporation and $2,965,000,000 from Ameritech Capital Funding Corporation pursuant to intercompany loans. Ameritech Capital Funding Corporation is a Delaware corporation and a wholly-owned subsidiary of Ameritech that provides financial services for Ameritech and its subsidiaries. The address of the principal business office of Ameritech Capital Funding Corporation is Ameritech Capital Funding Corporation, 30 South Wacker Drive, Chicago, Illinois 60606. On January 15, 1998, Ameritech, on behalf of Ameritech Luxembourg, paid $3,121,000,000 to various investment banks for DM 5,555,993,380. On January 15, 1998, Ameritech Luxembourg received the DM 5,555,993,380 from various investment banks and reimbursed Ameritech with the $3,121,000,000 proceeds from the AIDC loan. On January 20, 1998, Ameritech Luxembourg paid the Kingdom.

         On April 20, 1998, certain of the Ameritech Entities were involved in a restructuring in conjunction with the private offering of the Stated Rate Auction Preferred Stock of AFDC. As part of the restructuring, AIDC contributed to the capital of ADH-LLC the capital stock of Ameritech Luxembourg, together with its rights under the two loan agreements with Ameritech Luxembourg entered into on January 15, 1998 described above.

ITEM 4.      PURPOSE OF TRANSACTION

         SBC acquired beneficial ownership of the Shares upon the closing, on October 8, 1999, of SBC's acquisition of Ameritech pursuant to an Agreement and Plan of Merger dated May 10, 1998. SBC at the present time has no plans or proposals that relate to, or would result in, any of the transactions described in paragraphs (a) - (j) of Item 4 of Schedule 13D other than the appointments of the following persons to Tele Danmark's Board of Directors: Edward A. Mueller, President-SBC International Operations; Rickey L. Moore, Managing Director-International Business Development; William B. McCullough, Senior Vice President-Finance, SBC International Operations, and Werner Vanderhaeghe, Attorney, on December 10, 1999, to replace Oren G. Shaffer, Scott R. Horsley, Deborah L. Lenart, and Thomas E. Richards each of whom terminated employment with Ameritech. A copy of the Share Disposition and Purchase Agreement dated October 27, 1997 by and among the Minister of Research and Information Technology acting on behalf of the Kingdom of Denmark (the "Kingdom"), the Company and Ameritech, pursuant to which Ameritech acquired the Shares on December 5, 1997, is filed as Exhibit II hereto and is incorporated herein by reference.



ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

(a) Ameritech Luxembourg directly beneficially owns 90,000,000 Ordinary Shares (the "Shares") representing 41.6% of the outstanding Ordinary Shares class. As described in Item 2, each of the remaining Ameritech entities indirectly beneficially owns the Shares by virtue of its indirect ownership of Ameritech Luxembourg. SBC possesses ultimate beneficial ownership of the Shares by virtue of its sole ownership of all of the Ameritech Entities.

(b) Each of the Ameritech Entities has power to vote, or dispose of, the Shares by virtue of its ownership of Ameritech Luxembourg. However, SBC has ultimate sole power to vote, or dispose of, the Shares by virtue of its sole ownership of the Ameritech entities.

(c)      None

(d)      Not Applicable.

(e)      Not Applicable.


ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Under the Share Agreement, Ameritech agreed, for so long as Section 31 of the Danish Securities Trading Act or a substantially similar statute is in effect, but not beyond the third anniversary of the closing, not to own or have the right to vote Shares representing more than 50% of the aggregate voting power of the Company unless Ameritech makes an offer to purchase all outstanding Shares from all shareholders of the Company at a price per Share not less than the higher of (i) DKK 467.00 or (ii) the price applicable under
Section 31 of the Danish Trading Act. This provision of the Share Agreement would not apply if such threshold were exceeded as a result of Ameritech's participation in an increase of the Company's voting share capital that is authorized and approved by the requisite majority at a duly constituted general meeting of shareholders in accordance with the Company's Amended Articles and otherwise in accordance with applicable Danish law.

         Under the Share Agreement, Ameritech agreed, until the third anniversary of the closing, not to transfer its right to any Share without the consent of the Kingdom other than to an Affiliate, to Danish institutional investors with a principal place of business in Denmark, or to Persons in the telecommunications industry or related industries who, in the good faith judgment of a majority in number of the Board, would provide the Company with strategic, financial or technological advantages; provided that in any case Ameritech and its Affiliates would continue to hold a majority of the Sale Shares and any additional shares purchased pursuant to the Share Agreement.

         Under the Share Agreement, Ameritech agreed, until the third anniversary of the closing, to obtain the Kingdom's prior written consent before its Board nominees or representatives recommend, act or vote to cause the Company to take certain strategic decisions in certain circumstances, including substantial divestments of certain core domestic businesses, de-listing Shares from the Copenhagen Stock Exchange or the New York Stock Exchange, and merging or liquidating the Company in certain transactions in which the Company would not survive.

         Under the Share Agreement, Ameritech agreed to obtain the Kingdom's prior written consent before its Board nominees or representatives resolve or vote to transfer the Company's corporate headquarters or registration out of the Kingdom of Denmark, provided that after the tenth anniversary of the closing, the Kingdom's consent to such a resolution or vote shall not be unreasonably withheld.

         The description of the Share Agreement and the exhibits thereto (including the Buyback Terms) throughout this Statement is qualified by reference to such Share Agreement and the exhibits thereto, a copy of which is filed as Exhibit II hereto and is incorporated herein by reference.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

Directors and Executive Officers of SBC Communications Inc. and the Ameritech Entities. Exhibit I hereto.

Share Disposition and Purchase Agreement dated as of October 27, 1997 by and among the Minister of Research and Information Technology acting on behalf of the Kingdom of Denmark (the "Kingdom"), the Company and Ameritech. Exhibit II hereto.

Joint Filing Agreement. Exhibit III hereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            SBC COMMUNICATIONS INC.





Dated: January 31, 2000      By:  /s/ James S. Kahnan
                                ------------------------------------------
                                      James S. Kahan
                                      Senior Executive Vice President,
                                      Corporate Development





Dated: January 31, 2000      By: /s/ Edward A. Mueller
                                ---------------------------------------------
                                     Edward A. Mueller
                                     President-SBC International Operations,

                                     on behalf of:
                                AMERITECH CORPORATION
                                AMERITECH INTERNATIONAL, INC.
                                AMERITECH INTERNATIONAL DENMARK CORPORATION
                                AMERITECH LUXEMBOURG S.a.r.l.
                                AMERITECH DENMARK FUNDING CORPORATION
                                AMERITECH DENMARK HOLDINGS, L.L.C.

                                  EXHIBIT INDEX
                                  -------------



Exhibit No.                        Description
-----------                        -----------

    I        Directors and Executive Officers of
             SBC Communications, Inc.

    II       Share Disposition and Purchase Agreement, dated as of October 27,
             1997

    III      Joint filing Agreement